The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 7/31/09

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on November 26, 2008, at 777 Wisconsin Avenue, 31st Floor, Milwaukee, Wisconsin 53202. As of October 15, 2008, the record date, outstanding shares of the common and preferred stock were 3,703,888 and 804,001 respectively.  Holders of 4,054,015 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum.  The stockholders voted on one proposal.  The stockholders elected a Director to the Board of Directors.  The following table provides information concerning the matter voted on at the meeting:

Election of Director	Votes For	Votes Withheld
Phillip Goldstein	3,947,087	106,928